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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 15

         Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934
            or Suspension of Duty to File Reports Under Section 13
               and 15(d) of the Securities Exchange Act of 1934

                         Celtrix Pharmaceuticals, Inc.
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            (Exact name of registrant as specified in its charter)

          Delaware                     0-18976                  94-3121462
          --------                     -------                  ----------
(State or other jurisdiction   (Commission File Number)       (I.R.S. Employer
      of incorporation)                                   Identification Number)

                              2033 Gateway Place
                                   Suite 600
                              San Jose, CA 95110
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                   (Address of principal executive offices)

                                (408) 988-2500
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             (Registrant's telephone number, including area code)

                    Common Stock, par value $0.01 per share
        ---------------------------------------------------------------
           (Title of each class of securities covered by this Form)

                                      N/A
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          (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)     [X]*      Rule 12h-3(b)(1)(i)       [ ]
               Rule 12g-4(a)(1)(ii)    [ ]       Rule 12h-3(b)(1)(ii)      [ ]
               Rule 12g-4(a)(2)(i)     [ ]       Rule 12h-3(b)(2)(1)       [ ]
               Rule 12g-4(a)(2)(ii)    [ ]       Rule 12h-3(b)(2)(ii)      [ ]
                                                 Rule 15d-6                [ ]

Approximate number of holders of record as of the certification or notice date:1


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     * Celtrix Pharmaceuticals, Inc. was merged with Celtrix Mergersub, Inc., a wholly-owned subsidiary of Insmed Incorporated, effective May 31, 2000, such that Celtrix Pharmaceuticals, Inc. is now a wholly-owned subsidiary of Insmed Incorporated.
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Pursuant to the requirements of the Securities Exchange Act of 1934, as amended,
Celtrix Pharmaceuticals, Inc. has caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

                                   Celtrix Pharmaceuticals, Inc.



Date: May 31, 2000                 By:  /s/ Geoffrey Allan, Ph.D.
                                        ------------------------------
                                        Geoffrey Allan, Ph.D.
                                        Chairman of the Board and
                                             Chief Executive Officer